EXHIBIT 1

                          COMMODORE HOLDINGS ANNOUNCES
                           PRIVATE SECURITIES OFFERING

         HOLLYWOOD, FLORIDA -- February 19, 1999 -- Commodore Holdings Limited, a national Nasdaq company (symbol:CCLNF) announced today that it has closed on the first $4 million of an $8 million private offering of its Series B Convertible Preferred Stock.

         The Series B Preferred Stock accrues dividends at the rate of 10% per annum and is convertible into the company's Common Stock at the rate of $5.50 per share of Common Stock, beginning in eighteen months. In addition, the company will have the right to demand conversion of the Series B Preferred Stock if the market price of the Common Stock exceeds $8.25 for 10 trading days and certain other conditions are met. Sales of the underlying Common Stock are restricted to not more than 25% of the Common Stock per quarter, which amount increases to 50% if the company demands conversion.

         "This stock sale represents the first half of the preferred stock offering, and the proceeds will be used for the implementation of our expansion plan, as well as for working capital," stated Jeffrey I. Binder, chairman of the board of Commodore Holding Limited. "We anticipate we will close on the second half of the offering during the next quarter."

         The Series B Preferred Stock has not been registered and therefore may not be resold absent future registration or an applicable exemption therefrom.

         A veteran of the cruise business Commodore Cruise Line began operations in 1966 and is known for pioneering new routes and innovative cruise packages. South Florida based Commodore Holdings Limited, with over $60 million in assets, operates Commodore Cruise Line which was selected by Travel Holiday magazine as "the best cruise for the money" and just last month in a poll by 11,000 cruisers who are members of America Online (AOL) Commodore was chosen as one of the "The Top 10 Best Values" in America. Commodore's website is www.commodorecruise.com.

         This press release contains forward-looking statements which are subject to change. These forward-looking statements may be significantly impacted, either positively or negatively by various factors, including without limitation, competing in a saturated industry against modern and larger fleets, the ability of the company to obtain financing for the acquisition of additional vessels, the potential for additional government regulations, the need for expensive upgrades and/or maintenance to aging vessels and general economic conditions in the cruise and gaming industries and the markets in which the company operates. Additional information concerning potential factors that could affect the company's financial results is included in, but not limited to, its form 10-K and other filings with the Securities and Exchange Commission.